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                              September 4, 2020

       John McGrath
       Chief Executive Officer
       Pactiv Evergreen Inc.
       1900 W. Field Court
       Lake Forest, Illinois 60045

                                                        Re: Pactiv Evergreen
Inc.
                                                            Form S-1
                                                            FIled August 24,
2020
                                                            File No. 333-248250

       Dear Mr. McGrath:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed August 24, 2020

       Unaudited Pro Forma Consolidated Financial Data
       Unaudited Pro Forma Consolidated Balance Sheet, page 79

   1.                                                   Refer to adjustment
(g). We note that, as part of the Corporate Reorganization, you will forgive the $330
million outstanding balance of the non-current related party receivable.
                                                        We also note that you
have eliminated the non-current related party receivable from the pro forma balance sheet
with a corresponding reduction in retained earnings. Since it appears the forgiveness
essentially represents a dividend to your parent, we believe this adjustment should be
reflected in the pro forma balance sheet sub-total currently labeled
                                                        "Pro Forma Group after
GPC Separation" in order to allow potential IPO investors to more clearly see and
identify the impact of the change in your historical capitalization that will occur as of or
prior to your IPO.
 John McGrath
Pactiv Evergreen Inc.
September 4, 2020
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Anne McConnell,
Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameJohn McGrath                             Sincerely,
Comapany NamePactiv Evergreen Inc.
                                                           Division of
Corporation Finance
September 4, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName